Exhibit 99.9

Ernst & Young LLP 2200, 215 2nd St SW Calgary, AB T2P 1M4	Tel: +1 403 206 5000 Fax: +1 403 290 4265 ey.com/ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to (i) the reference of our Firm under the caption “Experts”,  (ii)  the use herein of our report dated February 2, 2022, with respect to the consolidated statements of financial position as at October 31, 2021 and 2020 and the consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity and consolidated statements of cash flows for each of the years in the two-year period ended October 31, 2021, included in this Annual Report on Form 40-F, and (iii) the incorporation by reference of our report in the  Registration Statement on Form F-10 (No. 333-259616) pertaining to the registration of Debt and Equity Securities of High Tide Inc.

Calgary, Alberta	[/s/] Ernst & Young LLP
February 2, 2022	Chartered Professional Accountants

A member firm of Ernst & Young Global Limited